First Phosphate Corp. Welcomes the Addition of Phosphorous to the Critical Minerals List of Canada

Saguenay, Quebec - June 10, 2024 - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce that the Canadian Minister of Energy and Natural Resources ("NRCAN"), Mr. Jonathan Wilkinson, unveiled today an update to the Critical Minerals list of Canada ("CSML-CAN") to include phosphorous, high-purity iron and silicon metal to its list of 34 minerals and metals:

https://www.canada.ca/en/natural-resources-canada/news/2024/06/government-of-canada-releases-updated-critical-minerals-list.html

To be considered a critical mineral in Canada, a mineral must meet the following criteria:

  the supply chain is threatened
  there is a reasonable chance of the mineral being produced by Canada be essential to Canada's economic or national security
  be required for the national transition to a sustainable low-carbon and digital economy position Canada as a sustainable and strategic partner within global supply chains

Canada now joins the Provinces of Ontario and Quebec, the European Union and South Korea as jurisdictions that recognize phosphorous as a critical and strategic mineral.

A decision by the United States Government on the status of phosphorous as a critical and strategic mineral is expected in 2024-25.  A US Senate bill (S. 3956) to include phosphorous on the final list of critical minerals of the U.S. Department of the Interior was introduced on March 14, 2024.

According to Argus Phosphate Rock Analytics (Q2 2023), North American phosphate production is slated to decline by 61% by 2037.

Moreover, North American phosphate production is currently focused on food and fertilizer and has not yet experienced the demand that lithium iron phosphate ("LFP") battery production is expected to create.  LFP battery production requires high purity purified phosphoric acid ("PPA").

First Phosphate has been actively involved in the development of Quebec igneous phosphate resources and applauds Canada, Ontario and Quebec's acknowledgement of the tremendous opportunity that phosphate resources represent for the electrification needs of North America.

First Phosphate believes that Quebec igneous anorthosite phosphate rock is an untapped source of high purity phosphate which could be mined and transformed into large quantities of PPA. The Company's objective is the development of an LFP battery valley in the Saguenay-Lac-St-Jean region of Quebec, one which can help satisfy the large future demand for LFP battery cathode active materials ("CAM") across North America.

Research studies on Quebec igneous anorthosite can be found at:

https://firstphosphate.com/phosphate-industry/quebecanorthosite

Details on First Phosphate's pilot plant for the production of apatite concentrate from Quebec igneous anorthosite can be found at:  https://firstphosphate.com/projects/pilot-plant

Details on First Phosphate's pilot plant for the production of PPA from Quebec apatite concentrate can be found at:  https://firstphosphate.com/projects/ppa-production

Details on First Phosphate's assets in the Saguenay-Lac-St-Jean region of Quebec, can be found at:  https://firstphosphate.com/projects/prized-assets

Details on First Phosphate's strategy for the creation of a fully integrated LFP battery supply chain in North America based on establishing an LFP battery valley in the Saguenay-Lac-St-Jean region of Quebec can be found at:  https://firstphosphate.com/lfp-battery-strategy

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the LFP battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO & CAO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward-looking statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, the Company's belief that Quebec igneous anorthosite phosphate rock is an untapped source of high purity phosphate which can potentially be mined and transformed into large quantities of PPA to service North America's need for the production of LFP CAM to meet electrification targets, and the ability to realize a battery valley in the Saguenay-Lac-St-Jean region of Quebec.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 which is available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.